Agile Therapeutics, Inc.
101 Poor Farm Road
Princeton, NJ 08540
T: 609-683-1880
F: 609-683-1855
www.agiletherapeutics.com

October 9, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason L. Drory

Re:        Agile Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-249273

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Agile Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-249273) (the “Registration Statement”), so that the Registration Statement may become effective at 4:00 p.m. (Washington, D.C. time) on October 14, 2020, or as soon as practicable thereafter.

AGILE THERAPEUTICS, INC.

By:	/s/ Alfred Altomari
Name:	Alfred Altomari
Title:	Chairman and Chief Executive Officer